Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               October 25, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8320
                Growth & Income Opportunity Portfolio, Series 5
                                 (the "Trust")
                      CIK No. 1784399 File No. 333-233969
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Risk Factors
____________

      1. THE STAFF NOTES THAT IT WAS UNCLEAR FROM THE DISCLOSURE IN THE SECTION ENTITLED "PORTFOLIO - PORTFOLIO ALLOCATION" WHY SENIOR LOANS, COVENANT-LITE LOANS, FOREIGN SECURITIES, AMERICAN DEPOSITARY RECEIPTS, EMERGING MARKETS AND SMALL AND/OR MID CAPITALIZATION COMPANIES WERE INCLUDED AS PRINCIPAL RISKS. THE STAFF ALSO REQUESTS THAT RELEVANT DISCLOSURE BE ADDED TO THE "PORTFOLIO" SECTION OF THE PROSPECTUS IF THE TRUST WILL INVEST IN THESE TYPES OF ASSETS.

      Response: Relevant disclosure will be added to the "Portfolio" section of the prospectus based on the final portfolio of the Trust.

Registration Statement
______________________

      2. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      3. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon